UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 2, 2010

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, Building 14

Moscow 127083, Russian Federation

NOTICE OF THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

BASED ON 2009 RESULTS

June 30, 2010

10:00 a.m. (Moscow time)

The meeting will be held at the following address:

4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow 127083,

Russian Federation

To the Shareholders

of Open Joint Stock Company

“Vimpel-Communications”

NOTICE ON THE CONVOCATION

OF THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Based on 2009 Results

May 28, 2010

Dear Shareholder:

It is a pleasure to invite you to the 2010 Annual General Meeting of Shareholders based on 2009 results (“AGM”) of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom” or the “Company”). Pursuant to Unanimous Written Consent of the Board of Directors of OJSC VimpelCom (the “Board”) dated May 27, 2010, the AGM will be held on Wednesday, June 30, 2010, at 10:00 a.m. (Moscow time) at the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation. The AGM shall be held in the form of a meeting (with voting ballots). The registration start time is 9:00 a.m. (Moscow time) at the same address. Shareholders may report breaches of the registration procedure to the General Director of the Company. Shareholders of record as of the close of the Company registrar’s business (Moscow time) on May 25, 2010 (the “Shareholders”) shall be eligible to participate in and vote at the AGM.

The Agenda of the Meeting is as follows:

1.	Approval of the 2009 OJSC VimpelCom Annual Report prepared in accordance with Russian law;

2.	Approval of OJSC VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2009 (prepared in accordance with Russian statutory accounting principles) (for key figures from these financials, see Attachment 1);

3.	Allocation of profits and losses resulting from 2009 financial year operations including adoption of the decision on non-payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A”;

4.	Election of the Board of Directors (information about the candidates is provided in Attachment 2);

5.	Election of the Audit Commission (information about the candidates is provided in Attachment 3);

6.	Approval of external auditor.

In preparation for the AGM, the following materials are being sent to our Shareholders along with this Notice (which includes information regarding the issues on the Agenda): (i) key figures derived from the accounting balance and Profit and Loss Statement of OJSC VimpelCom prepared for 2009 in accordance with Russian statutory accounting principles (Attachment 1); (ii) information about the candidates to the Board of Directors (Attachment 2); (iii) information about the candidates to the Audit Commission (Attachment 3).

In addition, the following materials shall be made available to the Shareholders at 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation (tel. +7 (495) 725-07-00), or at the office of the General Director of the Company, at 10 Ulitsa 8 Marta, Building 14, Moscow, 127083, Russian Federation Monday through Friday, from 9:30 until 18:00 (Moscow time) from June 10, 2010 through June 30, 2010, or at the AGM:

1.	Annual Report of the Company for 2009 prepared in accordance with Russian law;

2.	The conclusions of the Company’s Audit Commission on authenticity of the information set forth in the Annual Report of the Company for 2009 and on the Company’s 2009 accounting statements (prepared in accordance with Russian statutory accounting principles);

3.	OJSC VimpelCom’s 2009 audited unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza LLC, a Russian licensed auditor;

4.	The Audit Opinion of Rosexpertiza LLC on the Company’s 2009 accounting statements (prepared in accordance with Russian statutory accounting principles);

5.	Recommendations of the Company’s Board on distribution of profits and losses as well as on non-payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type “A”, on the amount and procedure of their payment;

6.	Written consents of the nominees to the Company’s Board of Directors;

7.	Written consents of the nominees to the Company’s Audit Commission.

Set forth below is a description of each issue on which shareholder approval is sought. The Board has recommended that the Shareholders vote in favor of each item on the Agenda.

* * * * * * * * * *

ITEM 1. APPROVAL OF THE 2009 OJSC VIMPELCOM ANNUAL REPORT PREPARED IN ACCORDANCE WITH RUSSIAN LAW

Text of the Proposed Decision: “To approve the 2009 OJSC VimpelCom Annual Report prepared in accordance with Russian law.”

Explanatory Information:

•	In accordance with Russian law and the Company’s Charter, the annual report of a joint stock company is to be approved at the AGM.

•

The Annual Report was preliminarily reviewed by the Company’s Audit Commission, approved by the Board (Unanimous Written Consent of the Board dated May 27, 2010) and has been submitted for the review and approval of the Shareholders at the AGM. Copies of the Annual Report prepared in accordance with Russian law are available at the offices at the addresses specified above.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 2. APPROVAL OF OJSC VIMPELCOM’s UNCONSOLIDATED ACCOUNTING STATEMENTS, INCLUDING PROFIT AND LOSS STATEMENT FOR 2009 (PREPARED IN ACCORDANCE WITH RUSSIAN STATUTORY ACCOUNTING PRINCIPLES)

Text of the Proposed Decision: “To approve OJSC VimpelCom’s 2009 unconsolidated accounting statements, including Profit and Loss Statement for 2009 (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza LLC.”

Explanatory Information:

•

OJSC VimpelCom, as a legal entity registered under the laws of the Russian Federation, must maintain its accounts in accordance with Russian law and Russian statutory accounting principles. The annual accounting statements of OJSC VimpelCom, including its Profit and Loss Statement (i.e., report on financial results) prepared in accordance with Russian statutory accounting principles are subject to the approval of the AGM. In 2009, these accounting statements were audited by Rosexpertiza LLC, a licensed Russian auditor.

•

Set forth in Attachment 1 are the key figures in Russian rubles derived from the accounting balance and Profit and Loss Statement of OJSC VimpelCom prepared for 2009 in accordance with Russian statutory accounting principles. Copies of the complete financial statements are available at the offices at the addresses specified above.

Shareholder Approval Required: This Item 2 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 3. ALLOCATION OF PROFITS AND LOSSES RESULTING FROM 2009 FINANCIAL YEAR OPERATIONS INCLUDING ADOPTION OF THE DECISION ON NON-PAYMENT OF DIVIDENDS TO HOLDERS OF COMMON REGISTERED SHARES, AND PAYMENT OF DIVIDENDS TO HOLDERS OF PREFERRED REGISTERED SHARES OF TYPE “A”

Text of the Proposed Decision: “Not to pay annual dividends to holders of common registered shares based on 2009 financial year results; and to pay in cash annual dividends to holders of preferred registered shares of type “A” based on 2009 financial year results in the amount of 0.1 kopeck per preferred share. Taking into account the interim payment of dividends to holders of preferred registered shares of type “A” based on operating results for the nine months ending on September 30, 2009 in the amount of 0.075 kopeck per preferred share of type “A”, to pay 0.025 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2009 operating results into the business.”

Explanatory Information:

•

Russian legislation provides that shareholders may adopt a decision on (declaration) payment of dividends based on the financial year results, including on the amount and form of payment of dividends for each category (type) of shares. The amounts of dividends approved by shareholders for payment can not exceed those recommended by the Board.

•	OJSC VimpelCom’s Board has recommended that the Shareholders adopt a decision not to pay dividends on common registered shares based on 2009 financial year results and

•

adopt a decision on (declaration) payment of dividends on preferred registered shares of type A based on 2009 financial year results in the amount of 0.1 kopeck per preferred share to be paid in cash, and taking into account the interim payment of dividends to holders of preferred registered shares of type “A” based on operating results for the nine months ending on September 30, 2009 in the amount of 0.075 kopeck per preferred share of type “A”, to pay 0.025 kopeck per preferred share (the total amount to be paid is 1,606.65 rubles or approximately US$51 based on the Russian Central Bank exchange rate on May 27, 2010) (Unanimous Written Consent of the Board of Directors, dated May 27, 2010). According to the recommendation of the Board, the declared dividends shall be paid within 60 days from the date of the adoption of this decision. Shareholders of record holding registered preferred shares of type A as of the close of the Company registrar’s business (Moscow time) on May 25, 2010 (the record date for AGM) shall be eligible to receive the declared dividends.

•	The Board recommends that the remaining profits resulting from 2009 operating results be invested into the business.

Shareholder Approval Required: This Item 3 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 4. ELECTION OF THE BOARD OF DIRECTORS

Text of the Proposed Decision: “To elect the following members to the Board of Directors:                     .”

Explanatory Information:

•

Members of the Board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2011, unless the Board in its entirety is terminated prior to the expiration of its term upon a decision of the Company’s shareholders.

•

In accordance with Russian law and the Charter, the following candidates have been nominated for election to the Board: Mikhail M. Fridman, Kjell Morten Johnsen, Hans Peter Kohlhammer, Jo Olav Lunder, Oleg A. Malis, Leonid R. Novoselsky, Alexey M. Reznikovich, Ole Bjorn Sjulstad, Jan Edvard Thygesen. Each of these candidates has consented, in writing, to his nomination to the Board of Directors. Information about the candidates for election to the Board is attached to this Notice (Attachment 2).

Shareholder Approval Required: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Board out of the 9 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box on the ballot enclosed herewith, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal on this Item 4. A fractional portion of a vote that resulted from multiplying the number of votes held by a holder of a fractional share by the number of persons to be elected to the Board may be cast for one candidate only.

ITEM 5. ELECTION OF THE AUDIT COMMISSION

Text of the Proposed Decision: “To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.”

Explanatory Information:

•

In accordance with Russian law and the Charter, the following candidates were nominated for election to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson. Each of these candidates has consented, in writing, to his nomination to the Audit Commission. Information about the candidates for election to the Audit Commission is attached to this Notice (Attachment 3).

Shareholder Approval Required: This Item 5 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM. The General Director of the Company and members of the Board of OJSC VimpelCom who are Shareholders of the Company are not eligible to vote on this issue.

ITEM 6. APPROVAL OF EXTERNAL AUDITOR

Text of the Proposed Decision: “To approve the firm Rosexpertiza LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2010 results.”

Explanatory Information:

•	In accordance with Russian law, the review of the financial activities of a joint stock company is to be conducted by external auditors as well as the Audit Commission.

•

OJSC VimpelCom maintains its accounts in accordance with Russian statutory accounting principles. The Board has recommended that the Shareholders approve the Russian licensed firm Rosexpertiza LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles.

Shareholder Approval Required: This Item 6 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

* * * * * * * * * *

As noted above, the Board recommends that the Shareholders vote in favor of all of the items on the Agenda.

Please complete the enclosed original ballot as follows:

1.	With respect to all items (except Item 4), place any sign (e.g., cross, checkmark) in the corresponding box of the enclosed ballot following the requirements set forth in the ballot. In order for items to be approved, the specified percentage of votes of holders represented at the AGM and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot may impede adoption of the decisions.

2.	With respect to Item 4 (Election of the Board), cumulative voting is used. Please see the explanation on the completion of the ballot on this item in the explanatory information to Item 4 above.

3.	Your ballot must be signed by you as a shareholder of OJSC VimpelCom with indication of the date.

4.	Either (a) bring your ballot to the AGM on June 30, 2010 or (b) return your ballot, by registered mail or in person, to the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), so that the Company receives it no later than June 28, 2010. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

5.	Holders of ADSs should return their ballots to The Bank of New York in accordance with its instructions no later than 5:00 p.m. (New York time) on June 26, 2010.

Notice of the results of the Meeting shall be sent to the Shareholders in accordance with the Company’s Charter and Russian law.

This Notice is being sent by order of the Board.

Alexander Y. Torbakhov General Director	Alexey M. Reznikovich Chairman of the Board

Attachment 1 to the Notice

RUSSIAN ACCOUNTING INFORMATION

Set forth below are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of OJSC VimpelCom prepared for 2009 in accordance with Russian statutory accounting principles.

Information on OJSC VimpelCom’s Balance Sheet Assets and Liabilities and

Shareholders’ Equity as of December 31, 2009

(prepared in accordance with Russian statutory accounting principles)

ASSETS (in thousands of rubles)		LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of rubles)
Fixed assets and other non-current assets	359 305 593	Shareholders’ equity	194 267 706

Current assets	102 072 191	Current and non-current liabilities	267 110 078

Total assets	461 377 784	Total liabilities and shareholders’ equity	461 377 784

2009 Profit and Loss Statement of OJSC VimpelCom

(prepared in accordance with Russian statutory accounting principles)

	REVENUE /PROFIT (in thousands of rubles)	EXPENSES /LOSS (in thousands of rubles)

Revenues from the sale of goods, products, works and services (net of VAT)	200 391 195

Cost of the sale of goods, products, works, services and other expenditures related to core activities		122 757 069

Profit from sales	77 634 126

Interest accrued and other operational revenues and expenditures	4 526 278	18 664 319

Dividends from subsidiaries	1 496 675

Other non-operating gains and losses	77 699 742	76 027 159

Profit for the reporting period	66 665 343

Income tax		12 262 438

Retained earnings of the current period	54 402 905

20

Attachment 2 to the Notice

INFORMATION ON THE CANDIDATES TO THE BOARD OF DIRECTORS OF OPEN JOINT STOCK

COMPANY “VIMPEL-COMMUNICATIONS”

Mikhail M. Fridman has been a director of OJSC VimpelCom since July 2001. Mr. Fridman currently serves as a member of the Board of Directors of OJSC Alfa-Bank, as well as Chairman of the Supervisory Board of Alfa Group Consortium, and Chairman of the Board of OJSC TNK - BP. Mr. Fridman also serves as a member of the Board of Directors of CJSC Trade House Perekriostok. He serves as member of the Supervisory Board of Directors of Pyaterochka Holding N. V., now reorganized into X5 RETAIL GROUP N. V. He is a member of the Public Chamber of the Russian Federation. Since 1989 Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (ALTIMO) and CJSC Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Kjell Morten Johnsen has been a director of our company since June 2007. He is also a member of our board’s compensation committee. Mr. Johnsen currently serves as a Senior Vice President of Telenor Central & Eastern Europe, a position he has held since 2006, and serves as Head of Telenor Serbia since March 2009. Before his appointment to Telenor Serbia, Mr. Johnsen served as Head of Telenor Russia. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor ASA’s fixed line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. Mr. Johnsen holds a master’s degree in business administration in strategic management from the Norwegian School of Economics and Business Administration.

Hans Peter Kohlhammer has been a director of our company since June 2008. Dr. Kohlhammer has been the Chief Executive Officer of Kohlhammer Consulting since August 2006, and has also served as the Chief Executive Officer of Broadnet AG, Hamburg from December 2006 to October 2007. From 2003 to 2006 he was the Chief Executive Officer and Director General of the telecom company SITA SC, Geneva. From 2001 until 2003 he was the President and Chief Executive Officer of Grundig AG. In 2000 and 2001 he was a self-employed consultant, and from 1998 to 2000 he had various management positions in Esprit Telecom plc. Mr Kohlhammer has a doctorate degree in Mathematics from Bonn University (PhD)

Jo Olav Lunder has been a Director of our Company since May 2002. Since September 2007 Jo Lunder serves as the Executive Vice-President of Ferd A.S. Mr. Lunder serves as Chairman of the Board of Swix Sport AS, member of the Boards of Tomra ASA, Pronova BioPharma ASA and Aibel Group Ltd and Elopak AS. From February 2005 till September 2007, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. Mr. Lunder served as Chairman of the Board of Directors of our Company from October 2003 until June 2005. From April 2001 until October 2003, Mr. Lunder served as the Chief Executive Officer of our Company, and from May 2001 until October 2003 as our General Director. From September 2000 until April 2001, Mr. Lunder served as our Company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our Company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile Communications AS (“Telenor Mobile”). Mr. Lunder earned a Bachelor’s Degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Oleg A. Malis has been a director of our company since June 2006. Since May 2006, Mr. Malis has served as a member of the board of directors of Turkcell. He has served as Senior Vice President of Altimo since 2005. From November 2005 until February 2008, he served as a member of the board of directors of Golden Telecom. From 2003 to 2005, Mr. Malis held the office of Senior Vice President and Director of M&A at Golden Telecom. Prior to this time, Mr. Malis held leading positions at Corbina Telecom, a company which he co-founded in 1993. Mr. Malis graduated from Moscow State Aviation Technological University, Faculty of Ergonomics in 1993.

Leonid R. Novoselsky has been a director of our company since June 2006. He is a co-founder and the General Director of the Gradient Group. Since September 2008, he has been a director of OJSC “Protec”, one of the largest pharmaceutical distributors in Russia. In 1993, Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys and in 1999, received an MBA from the University of Pennsylvania Wharton Business School. In connection with the VimpelCom Ltd. Transaction, Mr. Novoselsky has been nominated to become a director of VimpelCom Ltd.

Alexey M. Reznikovich has served as a director of our company since May 2002. He is also a member of our board’s compensation committee. Since June 2005, Mr. Reznikovich has served as Chief Executive Officer of Altimo and a director of Altimo’s parent company, the Alfa Group Consortium, where he has overall responsibility for business development and for management supervision of the group’s investment assets. Mr. Reznikovich was a member of the board of directors of Golden Telecom from May 2007 until February 2008. Mr. Reznikovich founded “EMAX,” a business venture to develop internet centers in Russia, and has been a member of the boards of directors of “EMAX” and “CAFEMAX,” an internet cafe chain, since February 2001. From 1998 through 2000, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld Company in the U.S. Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University/INSEAD University in 1993.

Ole Bjorn Sjulstad has been a director of the Company since June 2008. Mr. Sjulstad has served as a Vice President of Telenor from 2000. as Managing Director for Telenor Pte Ltd in Singapore from 2002 until 2004, then as Senior Vice President for Telenor Mobile Communications until 2006. Mr. Sjulstad continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development for Telenor’s Asia region until 2007. In May 2007, Mr. Sjulstad joined Telenor’s Central and Eastern European operations as Senior Vice President and in March 2009, he was appointed as head of Telenor Russia. Mr. Sjulstad has also served on the boards of directors of Telenor’s affiliates in Thailand and Malaysia and on the board of Grameenphone Limited in Bangladesh from 2002 until 2009. Mr. Sjulstad holds degrees in mechanical engineering and business administration from the Kongsberg International Institute (ingeniorhogskole) and has completed a program for executive development at International Institute for Management Development, Switzerland.

Jan Edvard Thygesen has been a director of our company since June 2008. Mr. Thygesen has served as Executive Vice President of Telenor ASA since 1999. Since January 2006, he has served as Head of Telenor’s Central & Eastern European operations. Since joining Telenor in 1979, Mr. Thygesen has held various positions, including Chief Executive Officer of Sonofon, Executive Vice President and General Manager of Telenor Nordic Mobile, Executive Vice President of Telenor Mobil, President of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and President of Telenor Nett AS. He has also served as President of Esat Digifone, Ireland. He is presently serving as Chairman of the boards of directors of various Telenor affiliates, including Pannon GSM in Hungary, Promonte in Montenegro and Telenor d.o.o. in Serbia. Mr. Thygesen is also representing Telenor Mobile Communications AS, which is elected as a member and Chairman of the board in Kyivstar G.S.M. of Ukraine. Mr. Thygesen holds a Master of Science in Electronics and Telecommunications from the Norwegian Institute of Technology.

Attachment 3 to the Notice

INFORMATION ON THE CANDIDATES TO THE AUDIT COMMISSION OF OPEN JOINT STOCK

COMPANY “VIMPEL-COMMUNICATIONS”

Alexander Gersh has been a member of our audit commission since June 2003 and the Chairman of our Audit Commission since 2004. Mr. Gersh is a member of the board of directors of Black Earth Ltd. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group Limited, a provider of technology solutions for digital pay-TV. From 2003 until December 2004, he served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Halvor Bru has been a member of our audit commission since June 2005. He has held various positions at Telenor since 1994 and has since 2007 served as a director in Telenor Key Partner AS, Telenor’s shared service centre for accounting and HR services (a subsidiary of Telenor ASA). From 2004 to 2007, Mr. Bru worked with Telenor ASA as project director for Telenor’s Sarbanes Oxley (SOX) implementation. From 2003 to 2004, he served as a director in the marketing division of Telenor Mobil AS. From 1994 to 2003, Mr. Bru acted as Chief Financial Officer (CFO) of Telenor Mobil AS, Norway’s leading mobile operator. From 1999 until 2004, Mr. Bru was chairman of the board of directors of Telenor’s operations in Montenegro (Promonte). Before joining Telenor, he worked for ten years with Aker Group and four years with the Lillehammer Olympic Organizing Committee. Mr. Bru also served as Chief Financial Officer (CFO) of Connect Austria for one year. He holds a master’s degree in economics from the Norwegian School of Economics and Business Administration and has also received supplementary training at the University of Cambridge and University of Marseille.

Nigel J. Robinson has been a member of Audit Commission of OJSC VimpelCom since July 2001. Mr. Robinson currently serves as the Director of Corporate Development, Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the Supervisory Boards of the Consortium Alfa Group and the advisory committees of A1 Group, Altimo and Rosvodokanal Group. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.